Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich	Howard Mulligan
New York Orange County Rome San Diego Silicon Valley Washington, D.C	Attorney at Law
hmulligan@mwe.com
212.547.5885

February 10, 2006

Ms. Sara D. Kalin
Branch Chief-Legal
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CIT Funding Company LLC (the “Company”) Amendment No. 3 to Form S-3 Registration Statement No.: 333-53688

Dear Ms. Kalin:

In connection with the above matter, enclosed is a copy of an amended registration statement (“Registration Statement”) that was filed today, February 10, 2006, on behalf of the above referenced registrant. The purpose of the filing of the amended registration statement is to respond to your comments on the prior amendment.

In compliance with 17CFR § 230.472, et seq., we have also enclosed, in a separate envelope, eleven (11) copies of the Registration Statement, five of which are marked to reflect changes from Amendment No. 2 filed on December 27, 2005 under Registration No.: 333-53688.

Response to Comments

On behalf of the Company, set forth below are responses to your comment letter dated January 25, 2006 (the “Comment Letter”) with respect to the Registration Statement. All references in the Company’s response to pages and captioned sections are to the blacklined version of the Registration Statement as submitted today. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

For your convenience, we have included herein the comments of the staff in italic type and the responses thereto in ordinary type. The Company responds to the Comment Letter as follows:

Ms. Sara D. Kalin
February 10, 2006

Registration Statement on Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: A certificate issued by an officer of the Company is attached certifying that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. For the past eight years, no affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering. All such transactions of such affiliates of the depositor during the period prior to such time have been paid in full.

2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: The Company confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

3.

We note your disclosure on page 70 listing several specific types of credit enhancement that may be used, but also indicating that “other” forms of credit enhancement may be used as well. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise as necessary.

Response: The Company confirms that that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included

Ms. Sara D. Kalin
February 10, 2006

in an actual takedown. Accordingly, the Company has deleted the reference in the base prospectus to “other form of credit enhancement”.
4.

We note from your exhibit index that your form of pooling and servicing agreement was previously filed, but your disclosure does not indicate when such agreement was filed. Please revise to clarify and, if available, please provide us with a copy of your pooling and servicing agreement, marked to show the changes you have made to comply with Regulation AB. Additionally, ensure that, where applicable, the disclosure in your filing is updated to reflect the terms of your revised pooling and servicing agreement.

Response: Pages of the revised copy of the pooling and servicing agreement, marked to show changes made to comply with Regulation AB, is attached to the enclosed Registration Statement. A complete copy of the amended pooling and servicing agreement has been filed electronically with the Registration Statement. We have amended our disclosure to reflect this change on page 93 of the base prospectus.

5.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response: A new section titled “Related Transactions” has been added to page S-32 of the prospectus supplement.

6.

We note in the base prospectus that you contemplate including a revolving period and/or a prefunding period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) of Regulation AB. Additionally, while we note your disclosure on page 85, you should revise your base prospectus to provide a separate section outlining the terms of any prefunding accounts you intend to use.

Response: The prospectus supplement has been revised to include additional disclosure on the revolving period and funding period on pages S-14, S-64 to S-65. The base prospectus has been revised to include a separate section outlining the terms of the revolving period and funding account on page 70.

Prospectus Supplement

The Issuing Entity, page S-26

7.

Revise your disclosure to briefly describe all credit enhancement features listed in this section. Refer to Item 1114 of Regulation AB for guidance. Additionally, please revise your bracketed “Credit Enhancements” section on page S-52 of the prospectus

Ms. Sara D. Kalin
February 10, 2006

supplement to provide similar information. For example, instead of merely referring to a “reserve account,” you should briefly explain how your reserve account will work.

Response: The sections relating to “Credit Enhancements” has been revised on pages S-12 to S-13, S-57.

8.

As a follow-up to the comment above, we note your reference to the use of “third party payments or other support.” Please clearly indicate the type of payments and support to which you refer. For example, while it doesn’t appear that you intend to use derivatives, we note your bracketed disclosure on page S-26 referring to “swap counterparties.” If you plan to use any form of derivative arrangement, including a swap agreement, please revise to clearly state this both here and in the prospectus supplement and clarify that any such arrangements would be limited to interest and currency swaps. Finally, to the extent you plan to rely on third parties as a source of credit enhancement, ensure that you provide the disclosure required by Items 1114 and 1115 of Regulation AB, as applicable.

Response: The reference to “third party payments or other support” on page 10 of the base prospectus has been deleted. The issuer currently only contemplates the use of interest rate swaps. Proposed disclosure on interest rate swaps and the related swap counterparty is provided on pages S-62 to S-63 of the prospectus supplement. This would only be utilized if the issuer used an interest rate swap.

9.

We note your disclosure on page S-25, which seems to indicate that certain contracts of an issuing entity may be cross-collateralized through a contractual interest in equipment relating to contracts of another issuing entity. We also note similar disclosure in the base prospectus. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response: While it is possible that equipment relating to contracts may be cross-collateralized with another issuing entity, no other entity will have an interest in the financial assets which form part of the securitization. In addition, to the extent the issuing entity has interests in any equipment related to contracts owned by a third party, the value attributable to such interests is not material, is not considered by rating agencies when considering credit quality and will not prevent the securities being “…primarily serviced by the cash flows of a discrete pool of receivables or other financial assets…”, within the meaning of the definition of asset-backed security under Item 1100 of Regulation AB.

The Servicer, page S-27

10	Please revise your disclosure here or in the base prospectus, as appropriate, to provide all of the information required by Item 1108 of Regulation AB. For example, while we

Ms. Sara D. Kalin
February 10, 2006

note that you have provided information regarding the past experience of the servicers and collection procedures, it does not appear that you have provided information regarding servicer advances even though your disclosure throughout the prospectus supplement contemplates servicer advances. Revise to provide the information called for by Item 1108(c)(4) and ensure that your amendment includes all other information required by Item 1108 as well.

Response: The prospectus supplement has been revised to include additional disclosure on servicer advances on page S-30 to S-31.

The Contracts, page S-28

11.

Please revise the disclosure in this section to provide all of the information called for by Item 1111(b) of Regulation AB. For example, we note from your cover letter that you do not believe that paragraph (b)(7) is applicable. However, given that your asset pool will be made up of loan contracts, it is not clear why information regarding loans and similar receivables would not be applicable. Please revise or advise. Additionally, while we note that you have provided a description of your proprietary credit score system, it is not clear why you would not be able to provide the quantitative information called for by Item 1111(b)(11). Please revise to ensure that your next amendment includes all information required by Item 1111(b) or advise.

Response: We agree that parts of Item 1111(b)(7) are relevant. The relevant information is provided as follows:

(b)(7)(i) – The loans generally amortize throughout their term. Accordingly, amortization period information is provided under the table titled “Remaining Term” on page S-36 of the prospectus supplement.

(b)(7)(ii) – The Company generally does not make a distinction with respect to loan purpose (i.e., purchase or refinance) in its origination process. In equipment lending, such distinction is not as important as in other sectors such as mortgage financing. The Company has historically allowed deferment on a case-by-case basis for a few obligors and, collectively, the amounts of such deferred loans in the past have not been material. Although hurricanes which occurred during the past year may have resulted in somewhat higher deferment than in the past, in general, deferment has been less relevant to equipment securitizations as compared to mortgage or student loan securitizations. As a result, the Company does not anticipate that a material amount of deferred loans will be included in equipment securitization transactions. Information on repayments is provided under the table titled “Contract Delinquencies and Non-Performing Assets” on page S-40 of the prospectus supplement.

Ms. Sara D. Kalin
February 10, 2006

(b)(7)(iii) – The Company’s underwriting criteria for loans generally does not apply rigid requirements regarding LTV or debt service coverage ratios. Please refer to pages 35 to 40 in the base prospectus regarding the Company’s underwriting process.

(b)(7)(iv) – Collateral information is provided under the table titled “Equipment Type” on page S-35 of the prospectus supplement. Each loan is secured by the type of equipment that is being financed.

With respect to the information required by Item 1111(b)(11), the Company has not provided such quantitative information because it is concerned it could be confusing to investors. The Company utilizes a proprietary credit scoring system which is not directly comparable to FICO scores, and is subject to change over time, making a comparison of credit scores (and thereby credit quality) across the Company’s equipment securitizations potentially misleading. The rating agencies do not consider the Company’s credit scores as an indicator of credit quality in sizing credit enhancement on the Company’s equipment securitizations and instead focus their analysis on historical static pool and managed portfolio performance information which the Company will be disclosing to investors in the prospectus supplement. Because of the foregoing, the Company is understandably reluctant to provide such additional disclosure as it believes that such disclosure might mislead investors through overemphasis on a limited component of the underwriting process. However, if the Staff disagrees with the foregoing analysis, the Company would ask for the opportunity to schedule a conference call with the Staff to further discuss this matter.

Base Prospectus Cover Page

12.

We note the statement on the cover page advising investors that in the event the information in the prospectus is inconsistent with the prospectus supplement, they should rely on the information in the prospectus supplement. Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it. See Section III.A.3(b) of SEC Release No. 33-8518 and revise accordingly.

Response: The disclaimer language has been revised in accordance with the Staff’s comment.

Prospectus Supplement, page 3 Terms of the Notes, page 3

13.	Please disclose all possible indices that may be used to determine interest payments in the base prospectus.

Ms. Sara D. Kalin
February 10, 2006

Response: The base prospectus has been amended to reflect the Staff’s comment on pages 3 to 4.

Leased Equipment, page 9

14.

While we note your disclosure on page S-50 indicating that residual values will not be included in Available Funds, as your base prospectus indicates that residual values may be included in some asset pools, please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with either appropriate bracketed language or a form of prospectus supplement that outlines the format of deal-specific information regarding any offering where portions of the cash flow are anticipated to come from residual values. In this regard, we note that appropriate information called for by Item 1111(d) does not appear to have been provided. Also, confirm that the portion of the securitized pool balance attributable to residual values for leases will not constitute 20% or more, as measured by dollar volume, as of the measurement date. Refer to Item III.A.2.e. of Release No. 333-8518.

Response: The prospectus supplement has been amended on pages S-43 to S-44 to include additional deal specific disclosure on residual values. The Company confirms that that the portion of the securitized pool balance attributable to residual values for leases will not constitute 20% or more, as measured by dollar volume, as of the measurement date.

The Originators, page 30

15.

We note your statement that the prospectus supplement may provide information on other originators. Please include bracketed language here or in the prospectus supplement disclosing that you will provide the information required by paragraphs (a) and (b) of Item 1110 of Regulation AB for all originators that will originate 10% or more of the pool assets and 20% or more of the pool assets, respectively.

Response: The prospectus supplement has been amended in accordance with the Staff’s comment on page S-31 to S-32.

The Contracts, page 46 Equipment, page 44

16.

We refer to the last bullet point on page 46 indicating that “other equipment” may be included in an asset pool. Please either revise to list the types of “other equipment” to which you refer or, if true, revise to provide disclosure similar to that on page 39,

Ms. Sara D. Kalin
February 10, 2006

which indicates that contracts not described in that section may be included in a contract pool but would be immaterial.

Response: The base prospectus has been amended to reflect that an immaterial number of equipment contracts would be classified outside the categories provided under page 47.

Item 17. Undertakings, page II-2

17.	Please include the undertakings required by paragraphs 512(a)(5)(i) and (ii) and 512(a)(6)(i)-(iv).

Response: The required undertakings have been provided on pages II-3 and II-4 of Part II of the Registration Statement.

Signatures

18.

Please indicate who is signing in the capacity of the principal executive officer. Refer to Section III.A.3.d of the Asset Backed Securities Final Rule Release No. 33-8518, and Instruction 1 to Signatures in Form S-3.

Response: The person signing in the capacity of the principal executive officer has been specified on the signature page. The designated person will be Glenn A. Votek, Executive Vice President & Treasurer.

The Company notes to the Staff that disclosure on originators on pages 32 to 34 of the base prospectus has been amended to reflect a group of affiliated originators as permitted under Item 1110 of Regulation AB. The Company believes the disclosure is more accurate when presented as a “group of affiliated originators,” and the Company has amended the disclosure accordingly.

In compliance with Rule 461 of the Securities Act, on behalf of the Company, we are requesting acceleration of the effective date of the Registration Statement as of 12:00 p.m. on February 15, 2006. As requested by the Staff, on behalf of the Company, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Sara D. Kalin
February 10, 2006

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We appreciate the consideration your branch has shown in reviewing the Company’s submission and request for effectiveness. Please do not hesitate to contact me at 212.547.5885 if you or any other member of the Staff has any questions or if you believe it would be helpful to schedule a conference call to discuss any issues you may have.

Very truly yours,

/s/ HOWARD MULLIGAN

Howard Mulligan

HM/lw

Attachment

cc:	U.S. Securities and Exchange Commission
Ms. Messeret Nega

CIT Group Inc.
Mr. Usama Ashraf
Robert Ingato, Esq.
Eric Mandelbaum, Esq.
John Sirico, Esq.
Mr. Glenn A. Votek

McDermott Will & Emery LLP
Peter Humphreys, Esq

OFFICER’S CERTIFICATE OF

CIT FUNDING COMPANY LLC

February 10, 2006

          I, Mark A. Carlson, Senior Vice President of CIT Funding Company LLC (the “Depositor”), do hereby certify that the Depositor or any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with reporting requirements under the Securities Exchange Act of 1934, as amended, applicable to it during the last twelve months with respect to asset backed securities involving the same asset class, as is registered under Registration Statement No. 333-53688 filed by the Depositor on February 9, 2006.

          The foregoing certificate is given with the express understanding that the undersigned is acting solely in his capacity as an officer of the Depositor and not in his personal or individual capacity. The undersigned has executed and delivered this certificate as of the day and year first above written.

/s/ Mark A. Carlson

Name: Mark A. Carlson
Title: Senior Vice President